UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___) *
Electronic Game Card Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
285716106

(CUSIP Number)
Thomas J. Morgan, Esq.
Lewis and Roca, LLP
40 N. Central Avenue
Phoenix, Arizona 85003
(602) 262-5712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 27, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285716106	Page	2	of	5

1	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Leonard Steinberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

British

	7	Sole Voting Power

NUMBER OF		2,522,200

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		None

EACH	9	Sole Dispositive Power
REPORTING
PERSON		2,522,200

WITH	10	Shared Dispositive Power

None

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,522,200

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)

5.04%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No.: 285716106

Item 1.	Security and Issuer

	(a)	common stock, $0.001 par value
	(b)	Electronic Game Card Inc. (“EGMI”)
712 Fifth Avenue, 19th Floor
New York, NY 10019

Item 2.	Identity and Background

	(a)	Name: Leonard Steinberg
	(b)	Business Address: 151 Dale Street, Liverpool L22JW, England
	(c)	Occupation: Life President of Stanley Genting
Employer: Stanley Genting
Principal Business: Casino Operations
	(d)	Criminal Convictions in Last Five Years: None
	(e)	Civil Proceedings Regarding Securities Violation in Last Five Years: None
	(f)	Citizenship: British

Item 3.	Source and Amount of Funds or Other Consideration

Personal funds

Item 4.	Purpose of Transaction
     In November 2007, Lord Steinberg contacted management of Electronic Card Game, Inc.  (the “Company”) with a proposal that included (a) a capital investment in the Company and (b) a restructuring of the Company’s management and board of directors.  The parties negotiated this proposal over a period of several months, but no agreement was reached.  Discussions were terminated in January 2008.
     In March 2008, Lord Steinberg began open-market purchases of the Company’s common stock.  On May 28th 2008, Lord Steinberg presented a revised proposal to the Company’s management, in which the Company would nominate Lord Steinberg and two other individuals to the Company’s board.  Under this proposal, Lord Steinberg would serve as Executive Chairman.  Once constituted, the new board would identify and select new senior executives of the Company.  The Company has accepted Lord Steinberg’s proposal.
     Lord Steinberg has acquired the securities for investment purposes, and may acquire additional shares of the Company’s stock in open market transactions, private sales or directly from the Company.

CUSIP No.: 285716106

Item 5.	Interest in Securities of the Issuer
              (a)      Lord Steinberg directly holds 2,522,200 shares or 5.04% of the total outstanding common shares of EGMI.

(b)	(i)	Sole power to vote or to direct the vote:	2,522,200
	(ii)	Shared power to vote or direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of the shares:	2,522,200
	(iv)	Shared power to dispose or to direct the disposition of the shares:	0

(c)	(i) (ii)-(iv)	Lord Steinberg

Date	Amount of Securities	Price Per Share
3/31/08	355,000	$.41
4/1/08	50,000	$.43
4/2/08	87,400	$.43
4/3/08	279,900	$.43
4/4/08	35,000	$.43
4/8/08	5,000	$.43
4/9/08	39,500	$.43
4/14/08	165,000	$.46
4/15/08	35,000	$.46
4/23/08	65,000	$.47
4/28/08	200,000	$.47
4/29/08	200,000	$.46
5/06/08	5,000	$.46
5/07/08	15,000	$.48
5/20/08	263,000	$.52
5/21/08	105,000	$.52
5/22/08	166,900	$.52
5/23/08	50,500	$.52
5/27/08	55,000	$.54

(v)	All purchases were made in open market transactions through the OTCBB.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Lord Steinberg holds record title to 2,522,200 shares and exercises voting and dispositive control over these shares.

CUSIP No.: 285716106

Item 7.	Material to Be Filed as Exhibits

None
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2008	/s/ Leonard Steinberg
Date	Leonard Steinberg